Exhibit 99.2

May 29, 2025

NOTICE OF REDEMPTION OF OUTSTANDING INCENTIVE WARRANTS
(CUSIP G9572D129)

Dear Incentive Warrant Holder,

Webull Corporation (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m., New York City time, on June 30, 2025 (the “Redemption Date”), all of the Company’s outstanding incentive warrants (the “Incentive Warrants”), which are exercisable for the Company’s Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”), at an exercise price of $10.00 per share (the “Exercise Price”) and which were issued in connection with the closing of the Company’s business combination under the Warrant Agreement, dated April 10, 2025 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”). Any Incentive Warrants that remain unexercised at 5:00 p.m., New York City time, on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Incentive Warrants, except to receive a redemption price of $0.01 per Incentive Warrant they hold (the “Redemption Price”) or as otherwise described in this notice for holders who hold their Incentive Warrants in “street name.”

The Incentive Warrants are listed on The Nasdaq Stock Market LLC under the symbol “BULLZ,” and the Class A Ordinary Shares are listed on The Nasdaq Stock Market LLC under the symbol “BULL.” On May 28, 2025, the closing price of the Incentive Warrants was $3.19, and the closing price of the Class A Ordinary Share was $13.22.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Incentive Warrant holders to exercise their Incentive Warrants will terminate immediately prior to 5:00 p.m., New York City time, on the Redemption Date. At 5:00 p.m., New York City time, on the Redemption Date and thereafter, holders of unexercised Incentive Warrants will have no rights with respect to those Incentive Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Incentive Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Incentive Warrants. Note that the act of exercising is VOLUNTARY, meaning holders must instruct their broker to submit the Incentive Warrants for exercise.

The Company is exercising this right to redeem the Incentive Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Incentive Warrants if the volume weighted average price of the Class A Ordinary Shares for the 30 trading-day period ending on the third trading day prior to the date on which the notice of redemption is given equals or exceeds $18.00 per Class A Ordinary Share. The volume weighted average price of the Class A Ordinary Shares for the 30 trading-day period ending on May 23, 2025, which is the third trading day prior to the date of this redemption notice, was greater than $18.00 per share.

EXERCISE PROCEDURE

Incentive Warrants may only be exercised for cash. Any Incentive Warrant holders who wish to exercise their Incentive Warrants must exercise their Incentive Warrants prior to 5:00 p.m., New York City time, on the Redemption Date. Each Incentive Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a cash price of $10.00 per Incentive Warrant exercised.

Payment of the Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided by the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Incentive Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Incentive Warrants since the process to exercise is VOLUNTARY.

Persons who are holders of record of their Incentive Warrants may exercise their Incentive Warrants by sending:

1.	The Warrant Certificate (to the extent they hold one);

2.	A fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Incentive Warrants being exercised; and

3.	The exercise funds via wire transfer or other method of payment permitted by the Warrant Agreement, to the Warrant Agent at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department
Telephone: (212) 509-4000

The method of delivery of the Incentive Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and the exercise funds must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m., New York City time, on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase together with the related Warrant Certificate and exercise funds before such time will result in such holder’s Incentive Warrants being redeemed at the Redemption Price of $0.01 per Warrant and not exercised.

For holders of Incentive Warrants who hold their Incentive Warrants in “street name,” provided that the Exercise Price for the Incentive Warrants being exercised and a Notice of Guaranteed Delivery (a form of which is attached hereto as Annex B) are received by the Warrant Agent prior to 5:00 p.m., New York City time, on the Redemption Date, broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m., New York City time, on June 30, 2025, to deliver the Incentive Warrants to the Warrant Agent. Any such Incentive Warrant received without the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or the exercise funds being submitted will be deemed to have been delivered for redemption at the Redemption Price of $0.01 per Warrant, and not for exercise.

PROSPECTUS

A prospectus covering the Class A Ordinary Shares issuable upon the exercise of the Incentive Warrants is included in a Registration Statement on Form F-1 (Registration No. 333-286880), filed with, and declared effective by, the U.S. Securities and Exchange Commission (the “SEC”). The SEC also maintains an Internet website that contains a copy of such prospectus and any supplements or amendments thereto. The address of this website is https://www.sec.gov. Alternatively, to obtain a copy of the prospectus and any supplements or amendments thereto, please visit our investor relations website at https://www.webullcorp.com/investor-relations/.

REDEMPTION PROCEDURE

Payment of the Redemption Price for each unexercised or not properly exercised Incentive Warrant will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m., New York City time, on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their outstanding Incentive Warrants and receiving the Redemption Price for their unexercised or not properly exercised Incentive Warrants.

*********************************

Any questions you may have about redemption and exercising your Incentive Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Webull Corporation

By:	/s/ Anquan Wang
Name:	Anquan Wang
Title:	Chief Executive Officer

[Signature Page to Notice of Redemption]

Annex A

Form of Election Notice (Incentive Warrants)

NOTICE OF EXERCISE

TO:	WARRANT AGENT

Via Email (mmullings@continentalstock.com; sfranklin@continentalstock.com)

(1)	The undersigned is the registered warrant holder and hereby elects to purchase ___________Class A Ordinary Shares (the “Warrant Shares”) of Webull Corporation (the “Company”) pursuant to the terms of the Warrant Agreement, dated April 10, 2025, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)	Funds are payable via Wire Transfer to the Warrant Agent. Wire instructions are available upon request.

(3)	Exercise Terms: 1 Warrant = 1 Class A Ordinary Share @ $10.00 per share.

(4)	Class A Ordinary Share CUSIP number: G9572D103

(5)	The Warrant Shares should be issued in one of the two ways specified below. Any transfer of the Warrant Shares from the registered warrant holder in connection with the exercise of the warrants will require a medallion guaranteed stock power.

[ ] VIA DWAC (directly to the holder’s broker)	[ ] VIA DRS (in the holder’s name)

Name of Broker:	**Name of Holder:
Broker DTC Number:	Address:

**Broker required to initiate DWAC	TIN/SSN:
** Any transfer requires a medallion guaranteed stock power

__________________________________________

Signature of Individual Warrant Holder:

___________________________________________

Signature of Authorized Signatory of Warrant Holder:

Name of Warrant Holder: __________________________

Name and Title of Authorized Signatory: _______________________

Date:_____________________

Annex B

Notice of Guaranteed Delivery for Exercise of Certain Incentive Warrants of

Webull Corporation

On May 29, 2025, Webull Corporation (the “Company”) gave notice that it is redeeming, at 5:00 p.m. New York City time on June 30, 2025 (the “Redemption Date”), all of the Company’s outstanding incentive warrants (the “Incentive Warrants”), which are exercisable for Class A ordinary shares, par value $0.00001 per share, of the Company (the “Class A Ordinary Shares”) at an exercise price of $10.00 per share and which were issued under the Warrant Agreement, dated April 10, 2025 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”). Any Incentive Warrants that remain unexercised at 5:00 p.m., New York City time, on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Incentive Warrants, except to receive a redemption price of $0.01 per Incentive Warrant they hold (the “Redemption Price”).

As specified in the Notice of Redemption described above, the Incentive Warrants have been called for redemption pursuant to Section 6.1 of the Warrant Agreement.

Incentive Warrants may only be exercised for cash. Any Incentive Warrant holders who wish to exercise their Incentive Warrants must exercise their Incentive Warrants prior to 5:00 p.m., New York City time, on the Redemption Date. Each Incentive Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a cash price of $10.00 per Warrant exercised (the “Cash Exercise Price”). If any holder of Incentive Warrants would, after taking into account all of such holder’s Incentive Warrants exercised at one time, be entitled to receive a fractional interest in a Class A Ordinary Share, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

This Notice of Guaranteed Delivery, or a form substantially equivalent hereto, must be used to exercise any Incentive Warrants if the procedure for the exercise of the Incentive Warrants cannot be completed on a timely basis before 5:00 p.m. New York City Time on the Redemption Date. A fully and properly completed and executed Notice of Guaranteed Delivery and payment in full of the Cash Exercise Price must be delivered to the Warrant Agent at the address set forth below and must include a guarantee by an “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, prior to 5:00 p.m. New York City time on the Redemption Date.

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department
Email: compliance@continentalstock.com

The method of delivery of the Notice of Guaranteed Delivery is at the option and risk of the holder but, if mail is used, registered mail properly insured is suggested.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN ONE SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON AN ELECTION TO EXERCISE IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE ELECTION TO EXERCISE. THE GUARANTEE INCLUDED HEREIN AS EXHIBIT A MUST BE COMPLETED.

EXHIBIT A

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a financial institution that is an “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees to deliver to the Warrant Agent the Incentive Warrants pursuant to the procedure for book-entry transfer into the Warrant Agent’s account at The Depository Trust Company (DTC), the book-entry transfer facility, and any other documents required by the Notice of Redemption within two trading days after the date hereof. The financial institution understands that a properly completed and duly executed Notice of Guaranteed Delivery in addition to the exercise funds ($10.00 per whole share purchased upon exercise of the Incentive Warrants) must be in possession of the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Capitalized terms used but not defined herein have the meanings ascribed to them in the Notice of Guaranteed Delivery for Exercise of Certain Incentive Warrants of Webull Corporation, of which this Guarantee forms a part.

The Eligible Guarantor Institution that completes this form must communicate the guarantee to the Warrant Agent and must deliver the Incentive Warrants within the time period described herein. Failure to do so could result in a financial loss to such Eligible Guarantor Institution.

Name of Firm:

Address:

Area Code and Tel. No:

(Authorized Signature)

Name:

(Please type or print)

Title:

Number of Incentive Warrants subject to Guaranteed Delivery:

DTC Number of Firm or Clearing Agent:

Amount of Funds Wired: __________________________

Dated: